FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Reports Fourth Quarter and Annual 2025 Production

Toronto, Ontario (January 14, 2026) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported fourth quarter and annual 2025 production. The Company expects to provide updated three-year production and operating guidance in February 2026, coinciding with the completion of the Expansion Study for the Island Gold District.
“Our fourth quarter production totaled 141,500 ounces, consistent with the third quarter but below guidance due to lower than planned production from our Canadian operations. Mining and processing rates were lower than expected due to severe winter weather late in December which impacted access to the sites, as well as other operational challenges. Despite these challenges, we delivered a record quarter and year financially and made significant progress on our growth initiatives,” said John A. McCluskey, President and Chief Executive Officer.
“From an operational perspective, this past year was not reflective of our long-term track record, nor our strong outlook. We expect a substantial improvement from our operations in 2026 and low-cost growth from the Island Gold District to drive production significantly higher over the next several years. As we will be outlining in the Island Gold District Expansion Study next month, we expect this growth to continue with a clear path to one million ounces of annual production by the end of the decade,” Mr. McCluskey added.

Fourth Quarter and Full Year 2025 Operating Results

	Q4 2025	Q3 2025	Q4 2024	2025	2024	2025E revised guidance(1)
Gold production (ounces)
Island Gold District	60,000	66,800	55,600	250,400	188,000	260,000 - 270,000
Young-Davidson	41,500	37,900	45,700	153,400	174,000	160,000 - 165,000
Mulatos District	40,000	37,000	38,900	141,600	205,000	140,000 - 145,000
Total gold production (1)	141,500	141,700	140,200	545,400	567,000	560,000 - 580,000
(1) 2025 guidance was revised on October 29, 2025

•Fourth quarter production of 141,500 ounces was consistent with the third quarter: production for the full year totaled 545,400 ounces. Both fourth quarter and full year production were below guidance reflecting lower production from the Island Gold District and Young-Davidson, in part due to weather related downtime in late December
•Record financial performance: sold 142,149 ounces of gold at an average realized price of $3,997 per ounce for record quarterly revenues of $568 million, inclusive of silver sales. The average realized gold price was below the London PM Fix price, reflecting the delivery of the final 12,346 ounces into the gold prepayment facility executed in July 2024 based on the prepaid price of $2,524 per ounce. The 2024 prepayment obligation has now been completed. Full year sales totaled 531,230 ounces of gold at an average realized price of

TRADING SYMBOL: TSX:AGI NYSE:AGI

$3,372 per ounce, generating record annual revenues of $1.8 billion. The strong margin expansion is also expected to drive record quarterly and annual free cash flow
•Growing cash position of $623 million: as of December 31, 2025, up from $463 million at the end of the third quarter, and $327 million at the end of 2024. This reflects strong ongoing free cash flow generation, while continuing to reinvest in high-return growth, supporting increased shareholder returns, debt reduction, and the repurchase of hedges
•Reduced debt outstanding to $200 million: repaid $50 million of the debt inherited from Argonaut Gold during the fourth quarter, leaving $200 million drawn on its credit facility at the end of 2025
•Eliminated half of 2026 legacy Argonaut gold hedges: in the fourth quarter with the repurchase and elimination of all forward sale contracts that mature in the first half of 2026. These contracts totaled 50,000 ounces at an average price of $1,821 per ounce. The cost to eliminate the hedges was $113.5 million, at an effective price of approximately $4,091 per ounce, providing further upside to current gold prices. This was funded by $63.5 million in cash and a gold sale prepayment for $50.0 million in exchange for the delivery of 12,255 ounces in the first half of 2026
•Increased shareholder returns: repurchased 928,729 shares in November at a cost of $28.8 million, or $30.96 per share. For the full year, 1,326,929 shares were repurchased for $38.8 million. Including dividends and share buybacks, a record $81 million was returned to shareholders in 2025

Upcoming 2026 catalysts
•Island Gold District Expansion Study: February 2026
•Three-Year Production and Operating Guidance: February 2026
•2025 Year-End Mineral Reserve and Resource Update: February 2026
•Global exploration updates: ongoing

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

2025 Operating Review
Island Gold District

Island Gold District	Q3 YTD 2025	Q4 2025	2025A	2025E Guidance
Gold Production (000 oz)	190	60	250	260 - 270(1)
Island Gold Mine
Underground Operations
Tonnes of ore mined (tpd)	1,265	1,157	1,237	-
Grade mined (g/t Au)	11.69	10.61	11.44	-
Island Gold Mill Operations
Tonnes of ore processed (tpd) (2)	1,154	1,176	1,159	1,200 - 1,400
Grade processed (g/t Au)	12.03	10.71	11.69	10.0 - 13.0
Average recovery rate (%)	98%	98%	98%	96 - 97%
Magino Mine
Open Pit Operations
Tonnes of ore mined (tpd)	14,427	16,592	14,973	14,800
Grade mined (g/t Au)	0.81	0.83	0.82	0.80 - 0.90
Magino Mill operations (3)
Tonnes of ore processed (tpd)	8,099	8,625	8,232	9,800 - 10,000
Grade processed (g/t Au)	1.42	1.11	1.34	0.90 - 1.05
Average recovery rate (%)	95%	95%	95%	94 - 95%
Island Gold District
Tonnes of ore processed – Total (tpd)	8,956	9,801	9,169	11,200
Grade processed – Total (g/t Au)	2.43	2.26	2.39	1.95 - 2.40
Average recovery rate – Total (%)	97%	97%	97%	96%
(1) Refers to revised 2025 guidance announced on October 29, 2025.
(2) Island Gold average milling rates exclude the period where mill was on care and maintenance between July 16 and September 23, 2025.
(3) Magino mill results include the processing of open pit ore from Magino and excess underground ore not processed within the Island Gold mill.

The Island Gold District produced 60,000 ounces in the fourth quarter of 2025, down from the third quarter and below plan due to lower underground grades and mining rates, as well as reduced mill throughput. For the full year, the Island Gold District produced 250,400 ounces, slightly below the low-end of revised annual guidance.
Island Gold mine
Underground mining rates averaged 1,157 tonnes per day (“tpd”) in the fourth quarter, below full year guidance and down from the third quarter reflecting additional rehabilitation work related to the seismic event in October, as well as downtime in late December due to severe winter weather. Severe snowstorms and subsequent road closures prevented delivery of supplies, and access to site by personnel and emergency services. This required a standdown of underground mining operations for a total of three days.
The majority of the underground rehabilitation work was completed during the quarter but was more extensive than originally anticipated, which impacted mining rates in the quarter. With substantial progress made through the end of November, underground mining rates improved to average 1,220 tpd for the month of December. Excluding the impact of the three days of weather-related downtime near the end of the quarter, mining rates would have averaged approximately 1,350 tpd in December. Completion of the rehabilitation positions the operation to meet the ramp up of mining rates through 2026 as part of the completion of the P3+ Expansion in the latter part of the year.

3 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Underground grades mined averaged 10.61 g/t Au for the quarter and 11.44 g/t Au for the year, both in line with guidance. Milling rates were consistent with mining rates and recoveries of 98% were consistent with guidance.
Magino mine
Total mining rates averaged approximately 45,400 tpd during the fourth quarter. This included 16,592 tpd of ore, above full year guidance with open pit mining operations continuing to perform well. Grades mined of 0.83 g/t Au were consistent with annual guidance. Grades processed of 1.11 g/t Au were slightly above the annual guidance and reflect the inclusion of 5,000 tonnes of higher grade underground ore.
Milling rates averaged 8,625 tpd in the fourth quarter, up slightly from the third quarter. Through most of the quarter, milling rates averaged more than 9,000 tpd before being impacted by the above noted severe winter weather issues late in December, as well as an earlier than planned replacement of the liner within the discharge end of the SAG mill. This liner change had been scheduled for early in 2026.
The weather-related road closures impacted the regular delivery of compressed natural gas (“CNG”) to the CNG plant that currently supplies the mill with power. This resulted in three days of downtime to the mill. Excluding this impact, milling rates would have averaged nearly 9,000 tpd, a 7% improvement from the third quarter.
As part of the Phase 3+ Expansion, the Magino mill is expected to be connected to electric grid in the latter part of 2026, which will eliminate the reliance on CNG going forward. The connection to lower cost grid power will not only provide a more reliable source of power, but also drive processing costs lower.
In addition to the improvements resulting from the connection to grid power, the Company has completed a restructuring of the maintenance and mill operating management teams, and continues to work with third-party specialists to implement additional modifications to improve reliability. These changes are expected to support a further increase in milling rates to consistently average 10,000 tpd in 2026. As will be outlined in the Expansion Study, further modifications are planned for the existing circuit which will complement a new parallel circuit supporting combined throughput rates of approximately 20,000 tpd.

4 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Young-Davidson

Young-Davidson	Q3 YTD 2025	Q4 2025	2025A	2025E Guidance
Gold Production (000 oz)	112	42	153	160 - 165 (1)

Tonnes of ore mined (tpd)	7,072	7,130	7,087	-
Grade mined (g/t Au)	1.98	2.10	2.01	-

Tonnes of ore processed (tpd)	7,178	8,110	7,413	8,000
Grade processed (g/t Au)	1.94	1.92	1.94	2.05 - 2.25
Average recovery rate (%)	91%	90%	91%	90 - 92%
(1) Refers to revised 2025 guidance announced on October 29, 2025.
Young-Davidson produced 41,500 ounces of gold in the fourth quarter, 9% higher than the third quarter driven by an increase in tonnes and grades processed. Production for the full year totaled 153,400 ounces, below revised guidance due to lower than planned mining rates and grades.
Mining rates averaged 7,130 tpd in the fourth quarter, below annual guidance reflecting severe winter weather conditions late in December, rehabilitation work required on one of three ore passes, and the failure of a small portion of a paste plug underground. Prior to these issues, mining rates averaged 8,100 tpd in October.
As with the Island Gold District, severe winter storms late in December impacted personnel availability and the regular delivery of CNG utilized for heating underground ventilation. The disruption resulted in a build up of ice in both shaft collars impacting normal hoisting operations for a period of four days. CNG deliveries resumed by the end of the month allowing for the resumption of normal operations.
Mining rates were also impacted by the failure of a small portion of a paste plug utilized to separate co-disposed waste within a previously mined stope and an actively mined stope below. This contributed to increased mining dilution which impacted grades mined and limited ore availability.
The premature wear of the headwall in one of three ore passes in use during the fourth quarter impacted underground ore flow and availability in late November and December. Rehab work on this ore pass will be completed early in 2026. Additionally, a fourth ore pass has been completed and will be in use early in 2026, providing additional ore pass capacity. The additional capacity is expected to support mining rates of approximately 8,000 tpd and provide more consistency in 2026.
Grades mined of 2.10 g/t Au were lower than planned due to higher mining dilution within the stope impacted by the paste plug failure. Prior to this issue, grades mined averaged 2.20 g/t Au in October and November.
Milling rates averaged 8,110 tpd in the fourth quarter, above annual guidance and mining rates with low-grade stockpiled ore processed given the excess mill capacity. Milled grades averaged 1.92 g/t Au, lower than mined grades reflecting the contribution of lower grade stockpiled ore. Mill recoveries averaged 90% for the fourth quarter, in-line with annual guidance.

5 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos District

Mulatos District	Q3 YTD 2025	Q4 2025	2025A	2025E Guidance
Gold Production (000 oz)	102	40	142	140 - 145(1)
La Yaqui Grande
Tonnes of ore mined - open pit	3,007,335	1,071,540	4,078,874
Total waste mined - open pit	12,115,215	4,221,982	16,337,197
Total tonnes mined - open pit	15,122,550	5,293,522	20,416,071

Tonnes of ore stacked (tpd)	11,200	11,900	11,300	10,500
Grades stacked (g/t Au)	1.25	1.30	1.26	0.86 - 1.65
Recovery ratio (%)	62%	69%	64%	70 - 90%

(1) Refers to revised 2025 guidance announced on October 29, 2025.
The Mulatos District produced 40,000 ounces in the fourth quarter, an 8% increase from the third quarter. Production for the full year totaled 141,600 ounces, in line with the revised annual guidance which had been increased in October 2025, reflecting the strong ongoing performance from La Yaqui Grande.
La Yaqui Grande produced 31,200 ounces in the fourth quarter and 107,300 ounces for the full year, exceeding initial expectations as a result of higher than planned stacking rates. Stacking rates averaged 11,900 tpd during the fourth quarter, exceeding annual guidance. Average grades stacked in the quarter of 1.30 g/t Au were in line with annual guidance. The recovery rate of 69% in the quarter and 64% for the full year was slightly below guidance reflecting the timing of the recovery of the significant number of ounces stacked on the pad over the past few quarters.
Financial Position & Liquidity
Cash and cash equivalents increased 35% from the third quarter of 2025, to $623 million at the end of 2025, driven by strong ongoing free cash flow generation. The Company remains well-positioned to internally fund all of its growth initiatives with strong ongoing free cash flow, net cash of $423 million, and $1.2 billion of total liquidity.
Following the receipt of initial proceeds from the sale of the Turkish projects in October of $160 million, the Company repaid $50 million of the $250 million debt inherited from Argonaut Gold, leaving $200 million drawn on its credit facility. The Company also repurchased 928,729 shares during the fourth quarter at a cost of $28.8 million, or $30.96 per share. For the full year, 1,326,929 shares were repurchased for $38.8 million. In total, a record $81 million was returned to shareholders through dividends and share buybacks in 2025.
Additionally, the Company repurchased and eliminated forward sale contracts that were in place for the first half of 2026, totalling 50,000 ounces at an average price of $1,821 per ounce. These hedges were inherited as part of the Argonaut Gold acquisition in 2024. The cost to eliminate the hedges was $113.5 million, representing an effective price of $4,091 per ounce, providing further upside to current gold prices. This was funded by $63.5 million in cash, and a gold sale prepayment for consideration of $50.0 million in exchange for the delivery of 12,255 ounces in the first half of 2026.
Remaining Argonaut legacy hedges total 100,000 ounces at an average price of $1,821 per ounce across the second half of 2026 and first half of 2027. The Company will continue to monitor opportunities to repurchase and eliminate the remaining contracts, having eliminated 230,000 of the initial 330,000 ounces that was inherited, prior to maturity.

6 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

(in millions)	December 31, 2025	September 30, 2025	December 31, 2024
Cash and cash equivalents	$623	$463	$327
Outstanding debt	$200	$250	$250
Net cash position	$423	$213	$77
Total liquidity	$1,173	$963	$827

Qualified Persons
Chris Bostwick, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this press release.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This press release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements and are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, “estimate”, “potential”, “outlook”, “on track”, “continue”, “ongoing”, "will", “believe”, “anticipate”, "intend", "estimate", "forecast", "budget", “target”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", “could”, “would”, "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. Forward-looking statements contained in this press release are based on expectations, estimates and projections as of the date of this press release.

7 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Forward-looking statements in this press release include, but may not be limited to, information, expectations and guidance as to strategy, plans, future financial and operating performance, such as improvements in operations, increased production, low-cost growth, future production targets, strong margin expansion, record annual cash flow, increased mining rates, forecast connection to electric grid at the Magino mine and corresponding benefits and improvements thereto together with increased milling rates, and other statements or information that express management's expectations or estimates of future performance, operational, geological or financial results.
The Company cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this press release, include (without limitation): changes to current estimates of Mineral Reserves and Resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new illnesses, diseases, epidemics and pandemics (and any related regulatory or government responses) and associated impact on the broader market and the trading price of the Company’s shares; provincial, state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye, all of which may affect many aspects of the Company’s operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas and electricity; changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation; changes in the Company’s credit rating; any decision to declare a dividend; employee and community relations; labour and contractor availability (and being able to secure the same on favourable terms); the impact of litigation and administrative proceedings and any resulting court, arbitral and/or administrative decisions; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; risks associated with the startup of new mines; permitting, construction or other delays in or with the Phase 3+ Expansion at Island Gold, development of the PDA project, expansion of the Magino Mill, development of the Lynn Lake project, and/or the development or updating of mine plans; changes with respect to the intended method of accessing, mining and processing ore from Lynn Lake and the deposit at PDA; exploration opportunities and potential in the Mulatos District, at Young Davidson, the Island Gold District and/or the Lynn Lake project not coming to fruition; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada, Mexico, the United States, Türkiye and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; changes in national and local government legislation, controls or regulations (including tax and employment legislation) in jurisdictions in which the Company does or may carry on business in the future; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; disruptions in the maintenance or provision of required infrastructure and information technology systems, the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this press release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this press release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

8 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Cautionary non-GAAP Measures and Additional GAAP Measures
Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations and is calculated by adding back the change in non-cash working capital to “cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow per share” is calculated by dividing “cash flow from operations before changes in working capital” by the weighted average number of shares outstanding for the period. “Free cash flow” is a non-GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets as presented on the Company’s consolidated statements of cash flows and that would provide an indication of the Company’s ability to generate cash flows from its mineral projects. “Mine site free cash flow” is a non-GAAP measure which includes cash flow from operating activities at, less capital expenditures at each mine site. “Return on equity” is defined as earnings from continuing operations divided by the average total equity for the current and previous year. “Mining cost per tonne of ore” and “cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Sustaining capital” are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects. “Growth capital” are expenditures primarily incurred at development projects and costs related to major projects at existing operations, where these projects will materially benefit the mine site. “Capitalized exploration” are expenditures that meet the IFRS definition for capitalization, and are incurred to further expand the known Mineral Reserve and Resource at existing operations or development projects. “Total capital expenditures per ounce produced” is a non-GAAP term used to assess the level of capital intensity of a project and is calculated by taking the total growth and sustaining capital of a project divided by ounces produced life of mine. “Total cash costs per ounce”, “all-in sustaining costs per ounce”, “mine-site all-in sustaining costs”, and “all-in costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period.
These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of these metrics as determined by the Company compared with other mining companies. In this context, “total cash costs” reflects mining and processing costs allocated from in-process and doré inventory and associated royalties with ounces of gold sold in the period. Total cash costs per ounce are exclusive of exploration costs. “All-in sustaining costs per ounce” include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs. “Mine-site all-in sustaining costs” include total cash costs, exploration, and sustaining capital costs for the mine-site, but exclude an allocation of corporate and administrative and share based compensation. “Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS. “Adjusted net earnings” excludes the following from net earnings: foreign exchange gain (loss), items included in other loss, certain non-reoccurring items and foreign exchange gain (loss) recorded in deferred tax expense. “Adjusted earnings per share” is calculated by dividing “adjusted net earnings” by the weighted average number of shares outstanding for the period. Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. This includes “Earnings from operations”, which is intended to provide an indication of the Company’s operating performance, and represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. A reconciliation of historical non-GAAP and additional GAAP measures are available in the Company’s latest Management’s Discussion and Analysis available online on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov and at www.alamosgold.com.

9 | ALAMOS GOLD INC